Mingteng International Corporation Inc.

Lvhua Village, Luoshe Town,

Huishan District, Wuxi,

Jiangsu Province, China 214189

May 2, 2025

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mingteng International Corporation Inc.
Request to Withdraw Previous Request for Withdrawal on Form RW

Ladies and Gentlemen:

Mingteng International Corporation Inc.,  an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), hereby respectfully requests the withdrawal, effective immediately or as soon as practicable hereafter, of the withdrawal request filed by the Company on April 30, 2025, on Form RW (Accession No. 0001213900-25-037608) (the “Form RW”) with respect to certain securities registered by the Company on the Registration Statement on Form F-1 (File No. 333-284536).

If you have any questions or comments concerning this request, please call our legal counsel, Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP, at (212) 588-0022.

Sincerely,

Mingteng International Corporation Inc.

By:	/s/ Yingkai Xu
Yingkai Xu
Chief Executive Officer